Q1	Manulife Financial Corporation Quarterly Report to Shareholders
2008	For the quarter ended March 31

FINANCIAL HIGHLIGHTS

As at and for the three months ended March 31
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2008	2007	% Change

Net income	$861	$987	(13)
(Loss) income attributed to participating policyholders	(8)	1	-
Net income attributed to shareholders	$869	$986	(12)
Preferred share dividends	(7)	(8)	-
Net income available to common shareholders	$862	$978	(12)

Premiums and deposits:
Life and health insurance premiums	$3,679	$3,674	-
Annuity and pension premiums	1,321	1,057	25
Segregated funds deposits	9,197	10,751	(14)
Mutual fund deposits	2,812	2,468	14
ASO premium equivalents	633	577	10
Other fund deposits	136	262	(48)
Total premiums and deposits	$17,778	$18,789	(5)

Funds under management:
General fund	$165,661	$174,215	(5)
Segregated funds	174,637	178,792	(2)
Mutual funds	32,146	40,383	(20)
Other funds	27,694	33,321	(17)
Total funds under management	$400,138	$426,711	(6)

			% of Total	% of Total
Capitalization:			2008	2007

Liabilities for preferred shares and capital instruments	$3,029	$3,088	10	10
Non-controlling interest in subsidiaries	162	207	1	1
Equity
Participating policyholders' equity	74	156	-	1
Shareholders' equity
Preferred shares	638	638	2	2
Common shares	13,972	14,207	49	47
Contributed surplus	148	125	1	-
Retained earnings	14,756	13,539	52	44
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(4,353)	(1,473)	(15)	(5)
Total capital	$28,426	$30,487	100	100

Selected key performance measures:
Basic earnings per common share	$0.57	$0.63
Diluted earnings per common share	$0.57	$0.63
Return on common shareholders' equity (annualized) [1]	15.1%	16.1%
Book value per common share	$16.33	$17.15
Common shares outstanding (in millions)
End of period	1,497	1,539
Weighted average - basic	1,498	1,546
Weighted average - diluted	1,509	1,562

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders'
equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2008 Q1 Report

MESSAGE TO SHAREHOLDERS

Manulife Financial Corporation reports first quarter results with continuing strong sales performance

Manulife Financial Corporation reported shareholders’ net income of $869 million and fully diluted earnings per share of $0.57, compared to net income of $986 million and fully diluted earnings per share of $0.63 in the prior year.  The sharp declines in global equity markets, particularly in the U.S. and Asia, reduced reported earnings in the quarter by $265 million or $0.18 cents per share.  Return on common shareholders’ equity1 was 15.1 per cent in the first quarter of 2008, compared to 16.1 per cent in 2007.

Worldwide equity markets in the first quarter of 2008 were the most severe in 21 quarters with significant declines in the U.S., Asia and Japan.  Because actuarial practices require that these declines be considered permanent, an after-tax charge of $265 million was recorded in the quarter.  It is important to note that this is a non-cash charge which in the absence of further market declines will not recur in future quarters.

Strong sales levels, particularly in insurance segments, contributed to an impressive increase in new business embedded value, which reached $590 million in the first quarter of 2008, up 35 per cent compared to a year ago. Both insurance and variable annuity businesses contributed to these strong results.

Premiums and deposits amounted to $17.8 billion in the first quarter of 2008.  On a constant currency basis, and excluding the large case premium booked in 2007, premiums and deposits grew 12 per cent over the first quarter of 2007, driven by robust sales and growth in recurring premiums and deposits.

Total funds under management as at March 31, 2008 were $400.1 billion, an increase of two per cent over last year on a constant currency basis.  Growth in funds under management was also affected by exceptionally poor equity markets in the first quarter of 2008, where U.S. markets declined 10 per cent and Asian markets 18 per cent.

OPERATING HIGHLIGHTS

United States

•
John Hancock Life ranked #1 in U.S. individual insurance sales in 2007[2], for the second consecutive year. With a comprehensive and competitive product offering, all major distribution channels and product categories continued to experience significant sales growth in the first quarter of 2008, exceeding the prior year by 42 per cent and setting another first quarter sales record.

•
John Hancock Variable Annuities sales in the first quarter of 2008 exceeded prior year levels by 18 per cent.  Enhancements to the Income Plus for Life rider made early in the year were well received by the marketplace. The distribution partnership with Edward Jones also took effect mid-quarter, with very favourable early sales results.

•
John Hancock Retirement Plan Services remained the #1 seller of plans in the less than 500 lives segment in 2007[2].  In the first quarter of 2008, new case sales were the second highest on record, and recurring contributions were seven per cent higher than in the first quarter of 2007.

•
John Hancock Long Term Care ranked #1 in sales in 2007[2], with continued product innovation and distribution expansion initiatives contributing to strong sales momentum.  Leading Edge – an innovative product featuring built-in, compound inflation protection, continues to build momentum, accounting for an increasing portion of overall sales.

_____________________

[1]	Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

[2]	Based on LIMRA International’s 2006 and 2007 full year sales survey results for respective categories. Sales based on annualized new premiums

Manulife Financial Corporation – 2008 Q1 Report

•
John Hancock Mutual Funds achieved record first quarter sales in open-end funds and reported a significant increase in net sales over the fourth quarter of 2007. The sales increase was driven by a more diverse lineup of mutual fund offerings including Lifestyle asset allocation funds and Morningstar 4/5 star rated funds in the U.S. large cap equity, global equity and small cap categories. Two new funds – Optimized Value and Floating Rate Income Funds – were also launched in the quarter

Canada

•
Individual Insurance maintained its #2 ranking in Canadian life insurance sales achieving record levels in 2007[2]. The sales success continued in 2008 with a new record for first quarter sales, up 30 per cent from 2007 levels.  All distribution channels and major product lines surpassed prior year, reflecting sustained improvements in service and continued product innovation, including the launch of a new non-participating whole life product, Performax Gold.

•
Individual Wealth Management ranked #1 in segregated fund sales in 2007[2], reflecting the success of IncomePlus, our guaranteed minimum withdrawal benefit product introduced in 2006.  Momentum continued in the first quarter of 2008, with segregated fund sales surpassing $1 billion.

•
Manulife Bank continued its strong sales momentum with first quarter loan volumes exceeding $900 million, up 21 per cent from a year ago driven by sales of our home-secured line of credit, Manulife One.

•
Group Benefits regained its #1 ranking in sales in 2007, while Group Savings & Retirement Solutions improved its sales ranking to #2 from #3 in 2007[2]. Both businesses enjoyed record setting sales volumes with several large cases won in the year.  While relative sales levels were down in the first quarter of 2008, proposal activity increased towards the end of the quarter and a number of large cases in progress are expected to close later in the year.

Asia and Japan

•	Operations in Asia continued to experience exceptionally strong sales, with first quarter Insurance sales up 46 per cent and Wealth sales up 55 per cent over the first quarter of 2007.

•
Japan variable annuity sales in the first quarter of 2008 doubled over prior year levels, as the new generation product continued to benefit from expanded distribution through regional banks and securities firms.

•
Hong Kong insurance sales in the first quarter of 2008 were up 11 per cent over the prior year, while pension sales were 34 per cent higher than the first quarter of 2007.  The launch of two new critical illness products this quarter contributed to the growth in life sales while pension results benefited from the continued strength of Preserved Account sales.

•
Other Asia Territories continued to post strong sales levels in the first quarter of 2008 in both insurance and wealth management segments, which were up 22 per cent and 33 per cent over prior year levels, respectively.  Continued expansion of agency forces as well as new product introductions contributed to sales growth across almost all territories.

•
Manulife Financial continued to expand its operations in China and in the first quarter received two additional licenses; bringing the total number of licenses up to 30, among the most of any foreign life insurance company in China.

_____________________

[2]	Based on LIMRA International’s 2006 and 2007 full year sales survey results for respective categories. Sales based on annualized new premiums

Manulife Financial Corporation – 2008 Q1 Report

Corporate

•	Manulife Financial repurchased 4.8 million shares in the first quarter, at a total cost of approximately $180 million.

•
The Board of Directors approved a quarterly shareholders’ dividend of $0.24 per share on the common shares of the Company, payable on or after June 19, 2008 to shareholders of record at the close of business on May 21, 2008.

Dominic D’Alessandro
President and Chief Executive Officer

Manulife Financial Corporation – 2008 Q1 Report

KEY PERFORMANCE MEASURES

Manulife Financial Corporation – 2008 Q1 Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
(unaudited)
	Quarterly Results
	1Q08	4Q07	1Q07
Shareholders’ Net Income (C$ millions)	869	1,144	986
Diluted Earnings per Common Share (C$)	0.57	0.75	0.63
Return on Common Shareholders’ Equity (%, annualized)	15.1	20.5	16.1
Premiums & Deposits (C$ millions)	17,778	17,414	18,789
Funds under Management (C$ billions)	400.1	396.3	426.7
Capital (C$ billions)	28.4	27.5	30.5

Net Income

The Company’s shareholders’ net income for the first quarter of 2008 was $869 million, down 12 per cent from $986 million reported a year earlier, primarily due to declines in equity markets.  The impact of unfavourable equity markets on segregated fund guarantee reserves, on equity investments supporting our non-experience adjusted policy liabilities and reduced fee income on our equity-linked and variable universal life products reduced earnings by $275 million compared to the first quarter of 2007.  In addition, with well over half our business denominated in foreign currencies, primarily the U.S. dollar, the strengthened Canadian dollar reduced earnings by $70 million.  Finally, our credit experience, while still well within normal expectations was less favourable than the unusually strong results of the first quarter of 2007.  These items were partially offset by gains from our holdings of private equities, real estate, agriculture and timber properties; excellent in-force business growth in U.S. Insurance, Canadian Division and Japan’s variable annuity business; and the non-recurrence of a $69 million asset repositioning charge taken at the beginning of 2007 as a result of moving to the new CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”.

Diluted Earnings per Share and Return on Common Shareholders’ Equity

First quarter diluted earnings per common share was $0.57, down 10 per cent from $0.63 in 2007.  Return on common shareholders’ equity was 15.1 per cent for the three months ended March 31, 2008, a decrease of 100 basis points from 16.1 per cent for the three months ended March 31, 2007.  Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges. (See page 10 for discussion of non-GAAP measures).

Premiums and Deposits

On a constant currency basis, premiums and deposits grew six per cent due to higher sales across most businesses partially offset by the non-recurrence of a $1 billion contract signed by Canadian Group Savings and Retirement Solutions in the first quarter of 2007.  Premiums and deposits as reported in Canadian dollars for the quarter were $17.8 billion, down five per cent from $18.8 billion reported a year earlier, as a result of the strengthened Canadian dollar.

Funds under Management

On a constant currency basis, funds under management increased by two per cent.  Growth in our in-force business was reduced by the effects of unfavourable equity market performance; John Hancock Mutual Funds’ net redemptions in 2007; and scheduled maturities of John Hancock Fixed institutional products of $1.9 billion.  At current exchange rates, funds under management were $400.1 billion as at March 31, 2008, $26.6 billion or six per cent lower than 2007.

Manulife Financial Corporation – 2008 Q1 Report

Capital

Total capital was $28.4 billion as at March 31, 2008, $2.1 billion lower than $30.5 billion as at March 31, 2007.  Capital was returned to shareholders through the repurchase of 51 million shares at a cost of $2.0 billion and the payment of shareholder dividends in the amount of $1.4 billion.  Capital was further reduced by $2.6 billion as a result of unrealized foreign exchange losses and unrealized losses on available-for-sale securities charged to Other Comprehensive Income.  These reductions in capital were offset by net income of $4.1 billion over the past twelve months.

PERFORMANCE BY DIVISION

Effective January 1, 2008 we changed our approach for allocating investment gains and losses to be more aligned with how we manage the assets and related risk positions.  Investment gains and losses are now accumulated in two pools – insurance and wealth management, and then allocated pro-rata to the business units based on their respective policy liabilities.  Prior to 2008, gains and losses were reported in the business units where the specific assets giving rise to the gains and losses were located, and credit gains and losses were reported in the Corporate and Other segment.  Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.

In our insurance businesses, the diversity of our investment portfolio which, due to the long-term nature of the liabilities, includes alternative assets including real estate, private equity and resource properties, combined with yield enhancements from fixed income trading activities, more than offset the impact of the decline in equity markets.  These investment gains were significantly higher than a year ago.

In our wealth management businesses, we incurred small losses in the first quarter of 2008 primarily from charges for strengthening reserves related to equities supporting long duration wealth products and reduced yields at shorter durations.  These losses compare to large investment gains in the first quarter of 2007.

Prior periods have been restated to conform to this new presentation.

U.S. Insurance

	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	209	194	182
Premiums & Deposits (millions)	1,554	1,696	1,652
Funds under Management (billions)	58.7	56.5	62.6

	Quarterly Results
U.S. dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	208	198	155
Premiums & Deposits (millions)	1,548	1,729	1,410
Funds under Management (billions)	57.1	57.1	54.3

On a U.S. dollar basis, earnings were U.S.$208 million up 34 per cent from U.S.$155 million in 2007.  The increase was driven by favourable investment results and strong in-force business growth. These results were partially offset by a volume related increase in strain from new business – losses that generally occur in the first year of newly issued policies. On a Canadian dollar basis, earnings were $209 million, up $27 million over the $182 million reported a year earlier.

On a U.S. dollar basis, premiums and deposits of U.S.$1.5 billion increased by ten per cent over 2007  due to higher sales in John Hancock Life and in-force business growth in both John Hancock Life and John Hancock Long Term Care.  The strengthened Canadian dollar more than offset the core business growth and as a result premiums and deposits on a Canadian dollar basis were $1.6 billion for the quarter, down six per cent from $1.7 billion reported in the first quarter of 2007.

Manulife Financial Corporation – 2008 Q1 Report

On a U.S. dollar basis, funds under management of U.S.$57.1 billion grew by five per cent primarily as a result of business growth in both Life and Long Term Care. This growth was slightly reduced by the effect of unfavourable equity market performance on Life’s segregated funds under management. Funds under management on a Canadian dollar basis decreased by six per cent, or $3.9 billion, to $58.7 billion from $62.6 billion as at March 31, 2008.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	149	259	335
Premiums & Deposits (millions)	9,180	8,335	9,646
Funds under Management (billions)	173.8	176.0	197.9

	Quarterly Results
U.S. dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	148	264	285
Premiums & Deposits (millions)	9,142	8,495	8,232
Funds under Management (billions)	169.1	178.1	171.6

On a U.S. dollar basis, earnings for the first quarter of 2008 were U.S.$148 million, down 48 per cent from the prior year primarily as a result of the non-recurrence of the strong investment gains experienced a year ago and the effect of lower equity markets on segregated fund guarantee reserves.  On a Canadian dollar basis, earnings for the first quarter of 2008 were $149 million, down 56 per cent from the same period in 2007.

On a U.S. dollar basis, premiums and deposits were up 11 per cent due to strong sales in both John Hancock Mutual Funds and Variable Annuities.  Mutual Funds benefited from improved performance in several key funds. The increase in Variable Annuities was driven by continued strong sales of the Income Plus For Life benefit rider, which was launched in the second quarter of 2007.  Premiums and deposits for the quarter in Canadian dollars were $9.2 billion, down five per cent from $9.6 billion reported in the first quarter of 2007.

On a U.S. dollar basis, funds under management declined U.S.$2.5 billion or one per cent.  This decrease was driven by maturity activity and unfavourable equity markets.  Funds under management on a Canadian dollar basis decreased by 12 per cent, or $24.1 billion, to $173.8 billion as at March 31, 2008.

Canadian Division

	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	254	287	238
Premiums & Deposits (millions)	3,990	4,312	4,893
Funds under Management (billions)	85.8	86.2	81.4

Canadian Division’s shareholders’ net income for the first quarter of 2008 was $254 million, up $16 million from $238 million a year earlier. The increase was driven by favourable insurance investment results, business growth across the division and improved claims experience. This was partially offset by the impact of the decline in the Canadian and U.S. equity markets on segregated fund guarantees.

Premiums and deposits for the quarter were $4.0 billion, down 18 per cent from the first quarter of 2007 when segregated fund deposits were buoyed by a $1 billion pension contract sale. Excluding this sale, premiums and deposits for the quarter increased by three per cent reflecting growth in the insurance businesses and Individual Wealth Management.  Individual segregated fund deposits posted modest increases, despite recent equity market volatility.

Manulife Financial Corporation – 2008 Q1 Report

Funds under management grew by five per cent, or $4.4 billion, to $85.8 billion as at March 31, 2008.  The growth was driven by the continued success of mortgage lending products in Manulife Bank, which contributed nearly two-thirds of the increase, and growth in segregated funds assets from positive net sales offset by the impact of market volatility over the past twelve months.

Asia and Japan Division

	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	186	204	183
Premiums & Deposits (millions)	2,670	2,831	2,291
Funds under Management (billions)	44.6	43.3	40.3

	Quarterly Results
U.S. dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	186	209	154
Premiums & Deposits (millions)	2,658	2,888	1,955
Funds under Management (billions)	43.4	43.8	34.9

Asia and Japan Division’s U.S. dollar shareholders’ net income for the first quarter of 2008 was U.S.$186 million, up U.S.$32 million or 21 per cent from the same period in 2007. The current quarter benefited from in-force variable annuity growth in Japan, increased fee income on higher assets under management in the pension and wealth management businesses in Hong Kong and growth in insurance sales across the region, particularly in Japan. On a Canadian dollar basis, net income was $186 million, up $3 million from a year ago.

Premiums and deposits for the quarter were U.S.$2.7 billion, up 36 per cent from U.S.$2.0 billion in the first quarter of 2007 on a U.S. dollar basis. The primary driver of the increase was strong sales across most of the territories, most notably variable annuity sales in Japan, pension sales in Hong Kong, and insurance and mutual fund sales in Indonesia.  The strengthened Canadian dollar reduced the growth in premiums and deposits to 17 per cent on a Canadian dollar basis.

On a U.S. dollar basis, funds under management grew by 24 per cent, or U.S.$8.5 billion, to U.S.$43.4 billion as at March 31, 2008.  Growth was driven by continued strong net policyholder cash flows from variable annuity sales in Japan and increased business volumes in pension and wealth management products in Hong Kong.  Growth was $4.3 billion or 11 per cent when measured in Canadian dollars.

Reinsurance Division

	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	73	57	69
Premiums (millions)	259	240	275

	Quarterly Results
U.S. dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	73	58	59
Premiums (millions)	258	245	235

Reinsurance Division’s U.S. dollar net income for the first quarter of 2008 was U.S.$73 million, up U.S.$14 million or 24 per cent from U.S.$59 million reported a year earlier, primarily due to new business gains in Life, favourable investment results, improved Property and Casualty claims experience and an update in premium accrual estimates.  Higher segregated fund guarantee reserves due to the equity market declines, partially offset these favourable results.  On a Canadian dollar basis, net income was $73 million, up $4 million from a year ago.

Manulife Financial Corporation – 2008 Q1 Report

U.S. dollar premiums for the quarter were U.S.$258 million, up U.S.$23 million or 10 per cent from U.S.$235 million reported in the first quarter of 2007.  The growth was largely due to growth in the underlying business and the impact of the strengthened Euro against the U.S. dollar on International Group Program premiums.  On a Canadian dollar basis, premiums were down $16 million or six per cent from 2007.

Corporate and Other

	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net (Loss) Income (millions)	(2)	142	(21)
Funds under Management (billions)	34.7	31.9	41.8

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions and other non-operating events.  Also included in Corporate and Other is the John Hancock Accident and Health operation, which consists primarily of contracts in dispute.  Funds under management include externally managed assets and assets backing the Company’s capital.

Corporate and Other net income for the first quarter of 2008 was a loss of $2 million, an improvement of $19 million from a year earlier.  Excluding the $69 million asset repositioning charge taken in the first quarter of 2007, earnings are down $50 million year over year.  The variance is primarily driven by lower gains realized on available-for-sale assets, less favourable claims experience from the John Hancock Accident and Health business and lower earnings from the Investment Division’s external asset management business.

Funds under management declined by 17 per cent, or $7.1 billion, to $34.7 billion at March 31, 2008.  This decline is largely due to common share buybacks and the strengthened Canadian dollar during the past twelve months.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The 2007 implementation of CICA Section 3855 resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity called Accumulated Other Comprehensive Income.  Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

Risk Management

Our risk management practices and key risk factors are outlined on pages 21 to 30 of our 2007 Annual Report. The risk factors affecting the Company remain substantially unchanged and our associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

Capital Management and Capital Adequacy

The Company’s capital management policy and related procedures are outlined on pages 31 to 33 of the 2007 Annual Report.

Manulife Financial Corporation – 2008 Q1 Report

The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 - Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and against internally established risk capital metrics which are generally more stringent than OSFI requirements.  Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company.

Our principal Canadian operating company, The Manufacturers Life Insurance Company (“MLI”), is regulated by OSFI and is subject to OSFI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”).  MLI’s MCCSR ratio as at March 31, 2008 remains strong at 198 per cent, despite a decrease of 23 points from the 221 per cent as at December 31, 2007. The decrease reflects the impact of the downturn in global equity markets on regulatory capital ratios as well as the impact of shareholder dividends.

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are variable interest entities (“VIEs”).  Note 18 of the annual consolidated financial statements on pages 84 to 87 of our 2007 Annual Report describes the entities with which the Company has significant relationships.  There were no significant changes to these relationships during the three months ended March 31, 2008.

Accounting Policies

Our significant accounting policies are described in note 1 of the annual consolidated financial statements on pages 55 to 59 of our 2007 Annual Report. Certain of these policies are recognized as critical as they determine the accounting in core areas of the business, require the use of estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described in pages 34 to 39 of our 2007 Annual Report. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Accounting Changes

There have not been any significant changes to our accounting policies in 2008, except as described below:

Financial instruments – disclosure and presentation

Effective January 1, 2008, we adopted the Canadian Institute of Chartered Accountants Handbook Section 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”.  Section 3862 requires additional disclosures of financial instruments, including their impact on financial position and performance and on the risks associated with recognized and unrecognized financial instruments. Section 3863 carries forward unchanged the presentation requirements of Section 3861.

Section 3862 requires detailed disclosures about the objectives, policies, processes and methods used to measure and manage key risks. The key risks we face fall into the following broad risk categories: strategic risk, market risk (which includes market price risk, interest rate risk and foreign exchange risk), liquidity risk, credit risk, insurance risk and operational risk.  Our objectives, policies and processes for managing risk and the methods used to measure risk have not changed materially from those stated in our 2007 Annual Report.  Refer to pages 21 to 30 in our 2007 Annual Report for an overview of our exposure to risk and for a description of our key risk management activities.

Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2008, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Manulife Financial Corporation – 2008 Q1 Report

Quarterly Financial Information (unaudited)

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Mar. 31 2008	Dec. 31 2007	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006
Revenue
Premium income
Life and health insurance	3,679	3,795	3,637	3,692	3,674	3,993	3,627	3,589
Annuities and pensions	1,321	1,504	1,245	1,140	1,057	1,087	1,051	1,082
Total premium income	5,000	5,299	4,882	4,832	4,731	5,080	4,678	4,671
Investment income	1,625	3,575	3,117	1,100	2,549	2,863	2,593	2,368
Other revenue	1,343	1,404	1,371	1,367	1,354	1,258	1,150	1,161
Total revenue	7,968	10,278	9,370	7,299	8,634	9,201	8,421	8,200
Income before income taxes	1,151	1,358	1,466	1,440	1,342	1,440	1,330	1,271
Income taxes	(290)	(284)	(397)	(341)	(355)	(332)	(362)	(323)
Net income	861	1,074	1,069	1,099	987	1,108	968	948
Net income available to shareholders	869	1,144	1,070	1,102	986	1,100	974	959

Basic earnings per common share	0.57	0.76	0.70	0.72	0.63	0.71	0.62	0.61
Diluted earnings per common share	0.57	0.75	0.70	0.71	0.63	0.70	0.62	0.60
Segregated funds deposits	9,197	9,043	8,888	8,545	10,751	7,879	7,705	7,997
Total assets	182,153	176,458	175,232	179,307	191,079	186,160	177,818	177,011
Segregated funds net assets	175,248	175,544	175,094	177,509	179,441	172,937	154,606	146,904

Weighted average common shares (in millions)	1,498	1,502	1,511	1,532	1,546	1,545	1,551	1,570
Diluted weighted average common shares (in millions)	1,509	1,515	1,525	1,546	1,562	1,561	1,566	1,586
Dividends per common share	0.24	0.24	0.22	0.22	0.20	0.20	0.18	0.18

Quarterly Dividend

Our Board of Directors approved a quarterly shareholders’ dividend of $0.24 per share on the common shares of MFC, payable on or after June 19, 2008 to shareholders of record at the close of business on May 21, 2008.

The Board also declared dividends on the following Non-cumulative Class A Shares, payable on or after June 19, 2008 to shareholders of record at the close of business on May 21, 2008.

•	Series 1 – $0.25625 per share
•	Series 2 – $0.29063 per share
•	Series 3 – $0.28125 per share

Manulife Financial Corporation – 2008 Q1 Report

Outstanding Shares

As at May 7, 2008, MFC had 1,497 million common shares outstanding and 14 million Class A Shares, Series 1.  On or after December 19, 2015, the Class A Shares, Series 1 will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

This Management’s Discussion and Analysis (“MD & A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of the Company as at and for the three months ended March 31, 2008 and 2007 and the MD & A  and audited consolidated financial statements contained in Manulife’s 2007 Annual Report.  This MD & A is dated May 7, 2008.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to:  level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Manulife Financial Corporation – 2008 Q1 Report

Consolidated Balance Sheets

As at	March 31,	December 31,	March 31,
(Canadian $ in millions, unaudited)	2008	2007	2007
Assets
Invested assets (note 3)
Cash and short-term securities	$11,512	$12,354	$10,561
Securities
Bonds	75,213	72,831	80,860
Stocks	11,379	11,134	12,510
Loans
Mortgages	27,165	26,061	27,641
Private placements	22,123	21,591	24,406
Policy loans	6,129	5,823	6,417
Bank loans	2,238	2,182	2,081
Real estate	6,000	5,727	6,118
Other investments	3,902	3,597	3,621
Total invested assets	$165,661	$161,300	$174,215
Other assets
Accrued investment income	$1,509	$1,414	$1,578
Outstanding premiums	686	672	638
Goodwill	6,946	6,721	7,409
Intangible assets	1,620	1,573	1,686
Derivatives (note 4)	2,809	2,129	2,106
Miscellaneous	2,922	2,649	3,447
Total other assets	$16,492	$15,158	$16,864
Total assets	$182,153	$176,458	$191,079
Segregated funds net assets	$175,248	$175,544	$179,441

Liabilities and Equity
Policy liabilities	$127,910	$124,422	$137,367
Deferred realized net gains	112	107	121
Bank deposits	10,578	10,008	7,921
Consumer notes	2,038	2,085	2,711
Long-term debt	1,836	1,820	1,918
Future income tax liability, net	2,966	2,839	2,564
Derivatives (note 4)	2,671	1,866	1,857
Other liabilities	5,702	5,820	6,135
	$153,813	$148,967	$160,594
Liabilities for preferred shares and capital instruments	3,029	3,010	3,088
Non-controlling interest in subsidiaries	162	146	207
Equity
Participating policyholders' equity	74	82	156
Shareholders' equity
Preferred shares	638	638	638
Common shares (note 7)	13,972	14,000	14,207
Contributed surplus	148	140	125
Retained earnings	14,756	14,388	13,539
Accumulated other comprehensive income (loss)
on available-for-sale securities and cash flow hedges (note 8)	807	1,291	1,846
on translation of net foreign operations (note 8)	(5,246)	(6,204)	(3,321)
Total equity	$25,149	$24,335	$27,190
Total liabilities and equity	$182,153	$176,458	$191,079
Segregated funds net liabilities	$175,248	$175,544	$179,441

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro                                                                                           Arthur R. Sawchuk
President and Chief Executive Officer                                                                                Chairman of the Board of Directors

Manulife Financial Corporation – 2008 Q1 Report

Consolidated Statements of Operations

For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2008	2007
Revenue
Premium income	$5,000	$4,731
Investment income
Investment income	2,328	2,420
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes	(703)	129
Other revenue	1,343	1,354
Total revenue	$7,968	$8,634

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,520	$1,651
Maturity and surrender benefits	1,844	2,179
Annuity payments	758	842
Policyholder dividends and experience rating refunds	342	364
Net transfers to segregated funds	358	150
Change in actuarial liabilities	(506)	(271)
General expenses	864	844
Investment expenses	231	241
Commissions	1,031	926
Interest expense	305	300
Premium taxes	68	59
Non-controlling interest in subsidiaries	2	7
Total policy benefits and expenses	$6,817	$7,292

Income before income taxes	$1,151	$1,342
Income taxes	(290)	(355)
Net income	$861	$987

(Loss) income attributed to participating policyholders	$(8)	$1

Net income attributed to shareholders	$869	$986
Preferred share dividends	(7)	(8)
Net income available to common shareholders	$862	$978

Weighted average number of common shares
outstanding (in millions)	1,498	1,546
Weighted average number of diluted common shares
outstanding (in millions)	1,509	1,562

Basic earnings per common share	$0.57	$0.63
Diluted earnings per common share	$0.57	$0.63
Dividends per common share	$0.24	$0.20

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q1 Report

Consolidated Statements of Equity

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2008	2007
Participating policyholders' equity
Balance, January 1	$82	$142
Cumulative effect of adopting new accounting policy for
financial instruments, net of income taxes of $2	-	13
(Loss) net income	(8)	1
Balance, March 31	$74	$156

Preferred shares
Balance, January 1 and March 31	$638	$638

Common shares
Balance, January 1	$14,000	$14,248
Issued on exercise of stock options and deferred share units	17	53
Purchase and cancellation (note 7)	(45)	(94)
Balance, March 31	$13,972	$14,207

Contributed surplus
Balance, January 1	$140	$125
Exercise of stock options	(3)	(8)
Stock option expense	10	7
Tax benefit of stock options exercised	1	1
Balance, March 31	$148	$125

Shareholders' retained earnings
Balance, January 1	$14,388	$13,512
Cumulative effect of adopting new accounting policies for:
Financial instruments, net of income taxes of $357	-	(176)
Leveraged leases, net of income taxes of $77	-	(157)
Net income attributed to shareholders	869	986
Preferred share dividends	(7)	(8)
Common share dividends	(359)	(310)
Purchase and cancellation of common shares (note 7)	(135)	(308)
Balance, March 31	$14,756	$13,539

Accumulated other comprehensive (loss) income ("AOCI")
Balance, January 1	$(4,913)	$(3,009)
Cumulative effect of adopting new accounting policies, net of income taxes of $526	-	1,741
Other comprehensive income (loss)	474	(207)
Balance, March 31 (note 8)	$(4,439)	$(1,475)

Total of shareholders' retained earnings and AOCI, March 31	$10,317	$12,064

Total equity, March 31	$25,149	$27,190

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q1 Report

Consolidated Statements of Comprehensive Income

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2008	2007

Net income attributed to shareholders	$869	$986
Other comprehensive income (loss)
Change in unrealized gains/losses on available-for-sale financial securities
Unrealized (losses) gains arising during the period, net of income tax benefit of $101 (2007 – income tax expense of $33)	$(393)	$155
Reclassification of realized (gains) losses and impairments (recoveries) to net income, net of income tax expense of $37 (2007 – $13)	(41)	(68)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges
Unrealized (losses) gains arising during the period, net of income tax benefit of $25 (2007 – income tax expense of $10)	(49)	19
Reclassification of realized (gains) losses to net income, net of income tax expense of nil (2007– $1)	(1)	(1)

Change in unrealized currency translation gains (losses) of self-sustaining operations
On translating financial statements, net of taxes of nil (2007 – nil)	1,024	(403)
On hedges, net of income tax benefit of $33 (2007 – income tax expense of $49)	(66)	91
Total other comprehensive income (loss)	$474	$(207)
Total comprehensive income attributed to shareholders	$1,343	$779

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q1 Report

Consolidated Statements of Cash Flows

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2008	2007
Operating activities
Net income	$861	$987
Adjustments for non-cash items in net income
(Decrease) increase in actuarial liabilities, excluding John Hancock Fixed Products institutional products	(59)	390
Amortization of net realized gains and move to market adjustments in investments	(61)	(45)
Accretion of discount	(79)	(63)
Other amortization	65	80
Net realized and unrealized losses (gains), including impairments	675	(165)
Changes in fair value of consumer notes	38	21
Future income tax expense	149	254
Stock option expense	10	7
Non-controlling interest in subsidiaries	2	5
Net income adjusted for non-cash items	$1,601	$1,471
Changes in policy related and operating receivables and payables	(941)	(376)
Cash provided by operating activities	$660	$1,095
Investing activities
Purchases and mortgage advances	$(11,168)	$(12,527)
Disposals and repayments	9,499	12,546
Amortization of premium	130	144
Changes in investment broker net receivables and payables	116	77
Cash (used in) provided by investing activities	$(1,423)	$240
Financing activities
(Decrease) increase in securities sold but not yet purchased	$(50)	$179
Repayment of long-term debt	(3)	(1)
Repayment of capital instruments	-	(570)
Net redemptions in John Hancock Fixed Products institutional products	(447)	(661)
Bank deposits, net	555	74
Consumer notes matured, net	(198)	(85)
Preferred share dividends	(7)	(8)
Common share dividends	(359)	(310)
Funds repaid, net	(15)	(2)
Purchase and cancellation of common shares	(180)	(402)
Common shares issued on exercise of options	14	45
Tax benefit of stock options exercised	1	1
Cash used in financing activities	$(689)	$(1,740)
Cash and short-term securities
Decrease during the period	$(1,452)	$(405)
Currency impact on cash and short-term securities	407	(65)
Balance, beginning of period	11,866	10,328
Balance, March 31	$10,821	$9,858

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$12,354	$10,901
Fair value adjustment, January 1, 2007	-	(3)
Net payments in transit, included in other liabilities	(488)	(570)
Net cash and short-term securities, beginning of period	$11,866	$10,328
End of period
Gross cash and short-term securities	$11,512	$10,561
Net payments in transit, included in other liabilities	(691)	(703)
Net cash and short-term securities, March 31	$10,821	$9,858

The accompanying notes to consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q1 Report

Segregated Funds
Consolidated Statements of Net Assets

As at	March 31,	December 31,	March 31,
(Canadian $ in millions, unaudited)	2008	2007	2007
Investments, at market values
Cash and short-term securities	$3,548	$4,025	$2,847
Bonds	9,698	9,591	10,846
Stocks and mutual funds	159,182	159,628	164,012
Other investments	4,148	3,961	4,138
Accrued investment income	117	75	72
Other liabilities, net	(1,445)	(1,736)	(2,474)
Total segregated funds net assets	$175,248	$175,544	$179,441

Composition of segregated funds net assets:
Held by policyholders	$174,637	$174,981	$178,792
Held by the Company	267	245	352
Held by other contract holders	344	318	297
Total segregated funds net assets	$175,248	$175,544	$179,441

Segregated Funds
Consolidated Statements of Changes in Net Assets

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2008	2007
Additions
Deposits from policyholders	$9,197	$10,751
Interest and dividends	863	993
Net transfers from general fund	358	150
Currency revaluation	7,051	(1,574)
Total additions	$17,469	$10,320

Deductions
Payments to policyholders	$4,842	$5,537
Net realized and unrealized investment losses (gains)	12,290	(2,375)
Management and administrative fees	633	654
Total deductions	$17,765	$3,816

Net (deductions) additions for the period	$(296)	$6,504
Segregated funds net assets, beginning of period	175,544	172,937
Segregated funds net assets, March 31	$175,248	$179,441

The accompanying notes to consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q1 Report

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1                                Basis of Presentation

These Summary Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively, with MFC, the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007 except as described in note 2. None of the accounting requirements of OSFI is an exception to Canadian GAAP. These Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2007 and the accompanying notes included on pages 49 to 110 of the Company’s 2007 Annual Report.

N O T E 2                                Change in Accounting Policies

Financial instruments – disclosure and presentation

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants  Handbook Section 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”.  Section 3862 requires additional disclosures of financial instruments, including their impact on financial position and performance and on the risks associated with recognized and unrecognized financial instruments.

Section 3862 requires detailed disclosures about the objectives, policies, processes and methods used to measure and manage key risks. As set out in note 6, the key risks faced by the Company fall into the following broad risk categories: strategic risk, market risk (which includes market price risk, interest rate risk and foreign exchange risk), liquidity risk, credit risk, insurance risk and operational risk.

Section 3863 carries forward unchanged the presentation requirements of Section 3861.

Manulife Financial Corporation – 2008 Q1 Report

N O T E 3                                Invested Assets

Carrying values and fair values of invested assets

As at March 31, 2008	Fair Value Option	Available-for-Sale	Other	Total Carrying Value	Total Fair Value
Cash and short-term securities (1)	$622	$9,470	$1,420	$11,512	$11,512
Bonds (2)
Canadian government & agency	8,827	2,710	-	11,537	11,537
U.S. government & agency	4,188	1,378	-	5,566	5,566
Other government & agency	4,572	653	-	5,225	5,225
Corporate	40,013	4,152	-	44,165	44,165
Mortgage/asset-backed securities	7,881	839	-	8,720	8,720
Stocks (2)	6,876	4,503	-	11,379	11,379
Loans
Private placements (3)	-	-	22,123	22,123	22,107
Mortgages (4)	-	-	27,165	27,165	27,447
Policy loans (5)	-	-	6,129	6,129	6,129
Bank loans (4)	-	-	2,238	2,238	2,241
Real estate (6)	-	-	6,000	6,000	7,955
Other investments (7)	-	-	3,902	3,902	4,623
Total invested assets	$72,979	$23,705	$68,977	$165,661	$168,606

As at December 31, 2007	Fair Value Option	Available-for-Sale	Other	Total Carrying Value	Total Fair Value
Cash and short-term securities (1)	$645	$10,098	$1,611	$12,354	$12,354
Bonds (2)
Canadian government & agency	8,384	2,673	-	11,057	11,057
U.S. government & agency	4,796	1,262	-	6,058	6,058
Other government & agency	4,068	610	-	4,678	4,678
Corporate	38,121	3,963	-	42,084	42,084
Mortgage/asset-backed securities	8,055	899	-	8,954	8,954
Stocks (2)	6,913	4,221	-	11,134	11,134
Loans
Private placements (3)	-	-	21,591	21,591	21,573
Mortgages (4)	-	-	26,061	26,061	26,071
Policy loans (5)	-	-	5,823	5,823	5,823
Bank loans (4)	-	-	2,182	2,182	2,191
Real estate (6)	-	-	5,727	5,727	7,608
Other investments (7)	-	-	3,597	3,597	4,236
Total invested assets	$70,982	$23,726	$66,592	$161,300	$163,821

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads for non-government instruments.
(2)
Fair values for bonds and stocks are determined with reference to quoted market bid prices where available. When such prices are not available, fair values are determined using valuation techniques which include security specific interest rates and discounted cash flows based on observable market data.

(3)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. The assumptions, which include relevant interest rates and the credit quality of the issuer, are based on market observable data except for issue specific factors which are market observable only at origination. Fair values also reflect any applicable provision for credit loan losses.  Leveraged leases are carried at values derived in accordance with leveraged lease accounting as their fair values are not readily available.

(4)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values of variable-rate mortgages and bank loans are assumed to equal their carrying values, as changes in interest rates have a minimal impact since the loans frequently reprice to current floating rates.

(5)
Policy loans are carried at amortized cost.  As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values are assumed to equal their fair values.

(6)
Fair values of real estate are determined by external appraisals utilizing expected net cash flows discounted at market interest rates. Foreclosed properties of $4 are included in real estate as at March 31, 2008 (December 31, 2007 – $4).

(7)
Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on the best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

Manulife Financial Corporation – 2008 Q1 Report

Investment and interest expense
Expenses incurred related to invested assets were $90 for the three months ended March 31, 2008 (2007 – $95).

Interest expense on financial liabilities not designated as fair value option was $239 for the three months ended March 31, 2008 (2007– $245).

N O T E 4                                Derivatives and Hedging Instruments

Hedge accounting results were as follows:

Hedge Activities

For the three months ended March 31,	2008	2007
Fair value hedges - gain (loss) from ineffective portion	$13	$(5)
Cash flow hedges - gain (loss) from ineffective portion	$-	$-
Net investment hedges - (loss) gain from foreign operations	$-	$-

Fair value of derivative instruments is summarized by hedging relationships, derivative type and by term to maturity in the following tables:

Fair values
As at	March 31, 2008		December 31, 2007
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Fair value hedges	$104	$113	$160	$181
Cash flow hedges	49	103	174	150
Hedges of net investments in foreign operations	6	100	96	36
Derivatives not designated as hedges	2,650	2,355	1,699	1,499
Total	$2,809	$2,671	$2,129	$1,866

Term to maturity
As at	March 31, 2008					December 31, 2007
	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total
Derivative assets	$524	$539	$162	$1,582	$2,809	$2,129
Derivative liabilities (1)	$565	$656	$522	$924	$2,667	$1,866

(1)  Excludes embedded derivatives that had a negative value of $4 million as of March 31, 2008 (2007 – nil).

N O T E 5                                 Policy Liabilities

The net impact of changes in valuation methods and assumptions was a decrease in policy liabilities of $2 for the three months ended March 31, 2008 (2007 – an increase in policy liabilities of $8). These amounts were reported in the Corporate and Other segment.

The changes in methods and assumptions for 2008 include a net decrease in liabilities related to liability cash flows, primarily in the U.S. insurance business. This was partially offset by a net increase in liabilities from refinements to asset and re-investment cash flow modeling across a number of businesses, primarily in the U.S. long-term care business.

The changes in methods and assumptions for 2007 include an increase in liabilities due to refinement of asset cash flow modeling in the U.S. Wealth Management segment for certain fixed income assets. This increase was partially offset by a reduction in liabilities due to refinement of asset cash flow modeling in Canada, as well as reductions due to refinements to liability cash flow models in the U.S. Insurance segment and Canada.

Manulife Financial Corporation – 2008 Q1 Report

N O T E 6                                 Risk Management

The Company employs an enterprise-wide approach to all risk taking and risk management activities globally.  The Company’s enterprise risk management framework sets out policies and standards of practice related to governance, identification and monitoring, measurement and control and mitigation of key risks.  Individual risk management strategies are in place for each specific key risk within our broad risk categories: strategic risk, market risk (which includes market price risk, interest rate risk and foreign exchange risk), liquidity risk, credit risk, insurance risk and operational risk. The Company’s objectives, policies and processes for managing risk and the methods used to measure risk have not changed materially from those stated in the Company’s 2007 Annual Report (the “Annual Report”).  Refer to pages 23 to 30 in the Annual Report for an overview of the Company’s exposure to risk and for a description of the key risk management activities maintained by the Company.  Information about specific risks is found in the Annual Report as follows:

•	For information about market risk, refer to the section titled “Market and Liquidity Risk” beginning on page 23 and concluding on page 26 in the Annual Report.

•	For sensitivity analysis of market price risks, refer to Table 1 on page 25 and Table 2 and Table 3 on page 26 of the Annual Report.

•	For a sensitivity analysis relating to interest rate risk, refer to Table 1 on page 25 of the Annual Report.

•	For a sensitivity analysis relating to liquidity risk refer to Table 5 on page 27 of the Annual Report.

•	For information about credit risk, refer to Table 6 on page 28 of the Annual Report.

•	For information about insurance risk, refer to the section titled “Insurance Risk” beginning on page 28 and concluding on page 29 in the Annual Report.

Market price risk and interest rate risk

Market risk is the risk of loss resulting from adverse movements in market price, interest rate and credit spreads. Market price and interest rate changes may lead to asset returns insufficient to support product liabilities and may impact the value of assets held in our shareholders’ equity account. This level of risk is impacted by the Company’s asset allocation and the nature of embedded product guarantees and policyholder options.

Market price risk also arises from equities, commercial real estate and timberlands. Interest rate risk within the general fund arises mainly from the uncertainty of returns that can be achieved on investments to be made in the future as recurring premiums are received, and any mismatch between the term profile of assets and liabilities. Market price and interest rate risk also arise from minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders.

The market price and interest rate risk arising from the Company’s off-balance sheet products is due mainly to the uncertainty of future levels of asset-based fees, as well as guarantees provided on variable annuity and insurance products. Guarantees include minimum levels of death, maturity, income and withdrawal benefits on variable products. The Company mitigates its market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of hedging strategies and reinsurance.

The Company has established policies and standards of practice to limit market price and interest rate risk exposure. Company-wide interest rate and market price risk limits are established and actual positions are monitored against limits. Target asset mixes and term profiles, and risk limits are updated regularly and communicated to individual portfolio managers. Actual asset positions are periodically rebalanced to within established limits.

Manulife Financial Corporation – 2008 Q1 Report

Foreign currency risk
A substantial portion of the Company’s global business is denominated in currencies other than Canadian dollars, primarily U.S. dollars, Hong Kong dollars and Japanese yen. These constitute the Company’s primary currencies of operation, in which it maintains its most significant exposure to currency exchange rate changes.  The Company invests a substantial portion of its shareholders’ equity in non-Canadian denominated assets. When the Canadian dollar strengthens relative to these other currencies, the translated value of these assets and the related earnings from these foreign denominated items decrease.

The Company has a policy of matching the currency of its assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, the Company has established a policy of generally matching the currency of the assets in shareholders’ equity to the liabilities they support, up to target capital levels.  This policy ensures that changes to our reported shareholders’ equity are proportionate to changes in our reported capital requirements, stabilizing capital ratios from the impact of foreign exchange rates, but resulting in variability in reported shareholders’ equity.

The following table shows the impact on the Company’s shareholders’ equity and net income of a one per cent change in the Canadian dollar relative to its primary currencies of operation, as noted above:

Impact of Changes in Foreign Exchange Rates (1)

As at and for the three months ended March 31, 2008	Shareholders' Equity	Net Income
1% strengthening relative to U.S. Dollar (2)	$(158)	$(5)
1% strengthening relative to Japanese Yen	$(16)	$(1)

(1)  A weakening in rates would have an opposite impact to that displayed above.
(2)  Amounts denominated in Hong Kong dollars have been included in U.S. dollar foreign exchange exposure.

The following table shows the concentration of foreign exchange exposure within the Company’s shareholders’ equity, across its primary currencies of operation, as noted above:

Foreign Exchange Exposure – Shareholders' Equity
As at March 31, 2008
Currency of exposure	%
Canadian Dollar	25%
U.S. Dollar (1)	63%
Japanese Yen	7%
Others	5%
Total	100%

(1)  Amounts denominated in Hong Kong dollars have been included in U.S. dollar foreign exchange exposure.

Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either terminating policies with material cash surrender values, or not renewing policies when they mature, and from an increase in the level of borrowers renewing or extending their loans when they mature.

Manulife Financial Corporation – 2008 Q1 Report

Credit risk
Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligation to the Company. Credit risks are primarily associated with invested assets, and with derivative and reinsurance counterparties.  The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, quality rating, industry and geographic region.  For derivative exposures, the Company has established a minimum acceptable counterparty credit rating of “A” from external rating agencies.

The Company also ensures where warranted that mortgages, private placement and bank loans are secured by collateral, the nature of which depends on the credit risk of the counterparty.  In addition, the Company seeks to mitigate its risk of credit losses with derivative counterparties by entering into Credit Support Annex (“CSA”) agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

An allowance for losses on loans is established when a loan becomes impaired. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, actuarial liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions.

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements:

As at March 31, 2008
Bonds
Fair value option	$65,481
Available-for-sale	9,732
Loans
Private placements	22,123
Mortgages	27,165
Policy loans	6,129
Bank loans	2,238
Derivative assets	2,809
Outstanding premiums	686
Other financial assets	2,706
Total	$139,069

Past due or impaired financial assets

The following table summarizes the Company’s financial assets that are considered past due or impaired:

	Past due but not impaired
Carrying value of financial assets as at March 31, 2008	Less than 90 days	Over 90 days	Total past due but not impaired	Total impaired	Total past due or impaired
Bonds
Fair value option	$102	$-	$102	$7	$109
Available for sale	49	8	57	5	62
Loans
Private placements	1,052	2	1,054	97	1,151
Mortgages and Bank loans	46	5	51	25	76
Other investments	1	-	1	176	177
Outstanding premiums	402	45	447	-	447
Other financial assets	221	20	241	-	241
Total	$1,873	$80	$1,953	$310	$2,263

Manulife Financial Corporation – 2008 Q1 Report

Credit impairments
The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and by separately disclosing the credit related portion of the unrealized gain or loss on bonds classified as either fair value option or available-for-sale.  In addition, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of policy liabilities.

During the first quarter of 2008, unrealized losses on available-for-sale securities were recorded in Other Comprehensive Income due primarily to recent disruptions in the financial markets.  The Company performed a review of available-for-sale securities with unrealized losses and recognized $39 of impairment losses (2007 – $7) in net income deemed to be other than temporary. The balance of available-for-sale securities with unrealized losses were not considered to be other-than-temporarily impaired.

During the first quarter of 2008, unrealized losses on fair value option bonds were recorded in investment income due primarily to recent disruptions in the financial markets.  The Company performed a review of fair value option bonds with unrealized losses and reclassified $27 to impairment losses (2007 – nil) deemed to be other than temporary.

During the first quarter of 2008, the Company recognized $14 of impairment losses (2007 – $21) on loans.

Allowance for loan losses

		2008			2007
For the three months ended March 31,	Mortgages and Bank Loans	Private Placements	Total	Mortgages and Bank Loans	Private Placements	Total
Balance, January 1	$23	$53	$76	$61	$73	$134
Provisions	-	17	17	5	20	25
Recoveries	(3)	-	(3)	-	(4)	(4)
Write-offs (1)	-	2	2	(1)	(13)	(14)
Balance, March 31	$20	$72	$92	$65	$76	$141

(1)  Includes disposals and impact of currency translation.

Securities lending

As at March 31, 2008, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $3,831 (December 31, 2007 – $3,692). The Company holds collateral with a value that exceeds the value of securities lent in all cases.

Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. As at March 31, 2008, the percentage of the Company’s derivative exposure which were with counterparties rated “A” and “AA” or higher amounted to 21% and 79% respectively (December 31, 2007 – 18% and 82%). The largest single counterparty exposure as at March 31, 2008 was $129 (December 31, 2007 – $170).  The Company’s exposure to credit risk was mitigated by $1,143 fair value of collateral held as security as at March 31, 2008 (December 31, 2007 – $881).  In accordance with customary terms of CSA agreements, the Company is permitted to sell or repledge collateral held.

The Company enters into master netting arrangements that serve to mitigate its exposure to credit loss.  As at March 31, 2008, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $1,673.  Without master netting agreements, maximum exposure to credit risk would have been $2,809.

Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits to ensure that portfolios are widely diversified across asset classes and individual investment risks.

Manulife Financial Corporation – 2008 Q1 Report

Market risk concentrations	March 31,	December 31,
	2008	2007
Bonds and private placements rated at investment grade "BBB" or higher	96%	96%
Bonds and private placements rated at "A" or higher	72%	73%
Government bonds and private placements as a per cent of total bonds and private placements	27%	27%
Highest exposure to a single non-government bond and private placement issuer	$544	$524
Largest single issuer as a per cent of the total stock portfolio	6%	5%
Publicly listed corporations as a per cent of total stock portfolio	99%	99%
Income producing commercial properties(1)	$4,307	$4,115
Largest concentration of mortgages and real estate(2) was in Ontario, Canada	$8,491	$8,417

(1) Largest concentration of real estate.
(2) Mortgages and real estate are diversified geographically and by property type.

Fair value of bonds and private placements
Sector / Industry	March 31, 2008%		December 31, 2007%
Government & agency	$26,055	27%	$25,383	27%
Financial	21,861	23%	21,048	22%
Utilities	13,131	14%	12,475	13%
Securitized (ABS/MBS)	8,973	9%	9,218	10%
Energy	6,233	6%	5,761	6%
Industrial	5,589	6%	5,364	6%
Consumer (non-cyclical)	4,746	5%	4,869	5%
Other	10,732	10%	10,286	11%
Total	$97,320	100%	$94,404	100%

Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to claims, policyholder behaviour and expenses.  A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of actuarial liabilities.  The development of assumptions for future claims are based on Company and industry experience; assumptions for policyholder behaviour are based on Company experience and predictive models.  Such assumptions require a significant amount of professional judgment and therefore, actual experience may be materially different than the assumptions made by the Company.

The Company’s objectives, policies and processes for managing insurance risk and the methods used to measure insurance risk have not changed materially from those stated in the Company’s 2007 Annual Report.

N O T E 7                                Share Capital

On November 7, 2007, the Company filed a notice of intention with the Toronto Stock Exchange (the “Exchange”) to make a normal course issuer bid to repurchase common shares during the 12-month period commencing November 9, 2007.  Under this bid, MFC may repurchase up to 75 million of its common shares, representing approximately 5.0 per cent of common shares outstanding.  MFC is limited to purchasing up to 626,918 common shares in any one day under this bid. During the three months ended March 31, 2008, MFC purchased and subsequently cancelled five million of its common shares pursuant to this normal course issuer bid at a cost of $180. As at March 31, 2008, eight million common shares had been purchased pursuant to this bid at a total cost of $306.

Manulife Financial Corporation – 2008 Q1 Report

All transactions under the normal course issuer bid were and will be executed on the Exchange at prevailing market prices in amounts and at times determined by MFC, subject to the above noted restrictions and compliance with applicable law and regulations. Any shares purchased as part of the bid will be cancelled.

As at March 31, 2008, there were 32 million outstanding stock options and deferred share units (2007 – 34 million).

Number of Common Shares (in millions)	2008	2007
Balance, January 1	1,501	1,547
Issued on exercise of stock options and deferred share units	1	2
Normal course issuer bids – purchase for cancellation	(5)	(10)
Balance, March 31	1,497	1,539

N O T E 8                                Accumulated Other Comprehensive Income (Loss) (“AOCI”)

Components of AOCI as at	March 31, 2008	December 31, 2007	March 31, 2007
AOCI on AFS securities	$893	$1,327	$1,848
AOCI on cash flow hedges	(86)	(36)	(2)
AOCI on translation of net foreign operations	(5,246)	(6,204)	(3,321)
Total	$(4,439)	$(4,913)	$(1,475)

N O T E 9                                Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended March 31,	2008	2007	2008	2007
Defined benefit plan expense	$5	$5	$7	$8
Defined contribution plan expense	17	15	-	-
Total	$22	$20	$7	$8

N O T E 10                                Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.  The Company does not believe that any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

Manulife Financial Corporation – 2008 Q1 Report

b)      Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and believes it has provided adequately for the exposure.

c)      Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has unconditionally and irrevocably guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P., a wholly owned partnership. The Company does not own, and is not the primary beneficiary, of these debentures; therefore, the Company does not consolidate them. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly.  MFC’s guarantee of the senior debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured indebtedness of MFC which is not subordinated, and MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other subordinated indebtedness of MFC except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007 MFC provided a full and unconditional guarantee of The Manufacturers Life Insurance Company (“MLI”) $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A and Class B preferred shares of MLI.  MFC also provided a full and unconditional guarantee of MLI’s obligations under the annuities which provide the cash flows to service the $200 outstanding 4.551% annuity-backed notes due November 12, 2008 issued by Maritime Life Canadian Funding, a special purpose trust established under the laws of Ontario. The annuities are included in policyholder liabilities in the Consolidated Balance Sheets.

MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

The following tables set forth certain consolidating summary financial information for MFC, Manulife Finance (Delaware), L.P. and MLI consolidated:

Manulife Financial Corporation – 2008 Q1 Report

As at and for the three months ended March 31, 2008	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$1	$29	$5,987	$2,042	$(91)	$7,968
Net income available to
shareholders	869	9	758	131	(898)	869
Invested assets	1	-	100,647	65,030	(17)	165,661
Total other assets	26,558	1,365	9,038	11,656	(32,125)	16,492
Policy liabilities	-	-	71,591	56,331	(12)	127,910
Total other liabilities	1,411	1,210	21,689	9,918	(5,134)	29,094

As at and for the three months ended March 31, 2007	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$17	$16	$5,734	$2,929	$(62)	$8,634
Net income available to
shareholders	986	1	737	250	(988)	986
Invested assets	2	-	100,347	73,867	(1)	174,215
Total other assets	28,902	1,374	9,292	12,971	(35,675)	16,864
Policy liabilities	-	-	73,105	64,281	(19)	137,367
Total other liabilities	1,714	1,217	19,652	9,840	(5,901)	26,522

Details of guarantees regarding the Fixed Investment Option of the Deferred Annuity Contracts issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company are outlined in note 12 (d).

N O T E 11                                Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan.  The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments on a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.

Effective January 1, 2008, the Company changed its approach for allocating investment gains and losses to be more aligned with how the Company manages the assets and related risk positions.  Investment gains and losses are now accumulated into two pools – insurance and wealth management, and then allocated pro-rata to the reporting segments based on their respective policy liabilities.  Prior to 2008, gains and losses were reported in the segments where the specific assets giving rise to the gains and losses were located and credit gains and losses were reported in the Corporate and Other segment. Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.

Manulife Financial Corporation – 2008 Q1 Report

Prior periods have been restated to conform to this presentation.

By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the three months ended March 31, 2008	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,263	$-	$1,432	$725	$259	$-	$3,679
Annuities and pensions	-	1,110	179	32	-	-	1,321
Total premium income	$1,263	$1,110	$1,611	$757	$259	$-	$5,000
Investment income (loss)	715	296	629	(140)	43	82	1,625
Other revenue	149	631	286	208	4	65	1,343
Total revenue	$2,127	$2,037	$2,526	$825	$306	$147	$7,968

Interest expense	$9	$69	$111	$14	$1	$101	$305

Income (loss) before income taxes	$321	$189	$335	$240	$95	$(29)	$1,151
Income taxes	(112)	(40)	(82)	(61)	(22)	27	(290)
Net income (loss)	$209	$149	$253	$179	$73	$(2)	$861
Loss attributed to participating policyholders	-	-	(1)	(7)	-	-	(8)
Net income (loss) attributed to shareholders	$209	$149	$254	$186	$73	$(2)	$869

Segregated funds deposits	$291	$5,510	$1,587	$1,684	$-	$125	$9,197

Goodwill
Balance, beginning of period	$2,291	$1,740	$2,115	$445	$66	$64	$6,721
Change in foreign exchange rates	93	70	-	57	2	3	225
Balance, March 31	$2,384	$1,810	$2,115	$502	$68	$67	$6,946

As at March 31, 2008
Policy liabilities	$43,465	$30,873	$36,718	$14,992	$1,645	$217	$127,910
Total assets	$51,521	$38,288	$54,934	$18,487	$2,745	$16,178	$182,153
Segregated funds net assets
held by policyholders	$11,050	$107,643	$31,123	$22,105	$-	$2,716	$174,637

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location			Asia
For the three months ended March 31, 2008	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,371	$1,443	$726	$139	$3,679
Annuities and pensions	1,110	179	32	-	1,321
Total premium income	$2,481	$1,622	$758	$139	$5,000
Investment income (loss)	1,001	753	(140)	11	1,625
Other revenue	834	293	214	2	1,343
Total revenue	$4,316	$2,668	$832	$152	$7,968

Manulife Financial Corporation – 2008 Q1 Report

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the three months ended March 31, 2007	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,308	$-	$1,377	$714	$275	$-	$3,674
Annuities and pensions	-	893	129	35	-	-	1,057
Total premium income	$1,308	$893	$1,506	$749	$275	$-	$4,731
Investment income	746	724	650	262	50	117	2,549
Other revenue	168	696	252	153	5	80	1,354
Total revenue	$2,222	$2,313	$2,408	$1,164	$330	$197	$8,634

Interest expense	$9	$60	$91	$14	$-	$126	$300

Income (loss) before income taxes	$276	$472	$325	$231	$102	$(64)	$1,342
Income taxes	(94)	(137)	(90)	(44)	(33)	43	(355)
Net income (loss)	$182	$335	$235	$187	$69	$(21)	$987
(Loss) income attributed to participating policyholders	-	-	(3)	4	-	-	1
Net income (loss) attributed to shareholders	$182	$335	$238	$183	$69	$(21)	$986

Segregated funds deposits	$344	$6,474	$2,633	$1,268	$-	$32	$10,751

Goodwill
Balance, beginning of period	$2,702	$2,052	$2,051	$499	$78	$79	$7,461
Change in foreign exchange rates	(29)	(22)	-	-	-	(1)	(52)
Balance, March 31	$2,673	$2,030	$2,051	$499	$78	$78	$7,409

As at March 31, 2007
Policy liabilities	$46,115	$38,033	$36,342	$15,000	$1,863	$14	$137,367
Total assets	$54,002	$46,332	$51,519	$18,164	$3,122	$17,940	$191,079
Segregated funds net assets
held by policyholders	$12,688	$115,578	$29,631	$18,176	$-	$2,719	$178,792

By geographic location			Asia
For the three months ended March 31, 2007	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,454	$1,392	$714	$114	$3,674
Annuities and pensions	893	129	35	-	1,057
Total premium income	$2,347	$1,521	$749	$114	$4,731
Investment income	1,551	723	264	11	2,549
Other revenue	923	272	156	3	1,354
Total revenue	$4,821	$2,516	$1,169	$128	$8,634

Manulife Financial Corporation – 2008 Q1 Report

N O T E 12                                Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified below:

a)      Condensed Consolidated Balance Sheets

As at	March 31, 2008		December 31, 2007		March 31, 2007
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$11,636	$11,512	$12,475	$12,354	$10,617	$10,561
Securities
Bonds and other fixed maturity
investments	103,301	75,213	99,400	72,831	109,387	80,860
Stocks	18,615	11,379	17,890	11,134	17,707	12,510
Loans
Mortgages	27,363	27,165	26,146	26,061	27,637	27,641
Private placements	-	22,123	-	21,591	-	24,406
Policy loans	6,129	6,129	5,823	5,823	6,417	6,417
Bank loans	2,238	2,238	2,182	2,182	2,081	2,081
Real estate	4,395	6,000	4,236	5,727	4,721	6,118
Other investments	4,249	3,902	4,027	3,597	4,428	3,621
Total invested assets	$177,926	$165,661	$172,179	$161,300	$182,995	$174,215
Other assets
Accrued investment income	$1,517	$1,509	$1,422	$1,414	$1,582	$1,578
Outstanding premiums	686	686	672	672	638	638
Deferred acquisition costs	14,613	-	13,156	-	12,314	-
Reinsurance deposits and amounts
recoverable	4,724	-	4,492	-	5,053	-
Goodwill	6,027	6,946	5,839	6,721	6,381	7,409
Intangible assets	1,620	1,620	1,573	1,573	1,686	1,686
Derivatives	2,809	2,809	2,125	2,129	1,148	2,106
Value of business acquired	3,427	-	3,345	-	3,977	-
Miscellaneous	4,372	2,922	3,424	2,649	4,415	3,447
Total other assets	$39,795	$16,492	$36,048	$15,158	$37,194	$16,864
	$217,721	$182,153	$208,227	$176,458	$220,189	$191,079
Segregated funds net assets (1)	161,047	-	162,788	-	168,379	-
Total assets	$378,768	$182,153	$371,015	$176,458	$388,568	$191,079
Segregated funds net assets (1)	$-	$175,248	$-	$175,544	$-	$179,441

(1)  U.S. GAAP terminology is separate accounts.

Manulife Financial Corporation – 2008 Q1 Report

Condensed Consolidated Balance Sheets (continued)

As at	March 31, 2008		December 31, 2007		March 31, 2007
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$158,627	$127,910	$151,788	$124,422	$162,704	$137,367
Deferred realized net gains	-	112	-	107	-	121
Bank deposits	10,578	10,578	10,008	10,008	7,921	7,921
Consumer notes	2,048	2,038	2,131	2,085	2,780	2,711
Long-term debt	1,840	1,836	1,825	1,820	1,922	1,918
Future income tax liability(2)	2,500	2,966	2,636	2,839	2,736	2,564
Derivatives	2,692	2,671	1,887	1,866	915	1,857
Other liabilities	10,214	5,702	8,902	5,820	8,425	6,135
	$188,499	$153,813	$179,177	$148,967	$187,403	$160,594
Liabilities for preferred shares and
capital instruments	3,033	3,029	3,014	3,010	3,085	3,088
Non-controlling interest in subsidiaries	331	162	298	146	411	207
Segregated funds net liabilities (1)	161,047	-	162,788	-	168,379	-
Common shares, preferred shares,
retained earnings and contributed
surplus	28,946	29,588	28,865	29,248	29,185	28,665
Accumulated other comprehensive
income (loss)
on available-for-sale securities, cash
flow hedges and other	2,138	807	2,737	1,291	3,378	1,846
on translation of net foreign operations	(5,226)	(5,246)	(5,864)	(6,204)	(3,273)	(3,321)
Total liabilities and equity	$378,768	$182,153	$371,015	$176,458	$388,568	$191,079
Segregated funds net liabilities (1)	$-	$175,248	$-	$175,544	$-	$179,441

 (1)      U.S. GAAP terminology is separate accounts.
 (2)      U.S. GAAP terminology is deferred income taxes.

Manulife Financial Corporation – 2008 Q1 Report

b)      Condensed Consolidated Statements of Operations

For the three months ended March 31,		2008		2007
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$3,150	$5,000	$3,148	$4,731
Net investment income (investment income)	1,003	1,625	2,814	2,549
Fee income and other revenue	1,730	1,343	1,711	1,354
Total revenue	$5,883	$7,968	$7,673	$8,634
Policy benefits and expenses
Policyholder benefits	$3,560	$4,316	$4,529	$4,915
Commissions, investment and general expenses	1,136	2,126	1,158	2,011
Amortization of deferred acquisition
costs and value of business acquired	123	-	488	-
Other	362	375	345	366
Total policy benefits and expenses	$5,181	$6,817	$6,520	$7,292
Income before income taxes and change
in accounting policy	$702	$1,151	$1,153	$1,342
Income taxes	(102)	(290)	(281)	(355)
Net income	$600	$861	$872	$987

Weighted average number of common shares
outstanding (in millions)	1,498	1,498	1,546	1,546
Weighted average number of diluted common shares
outstanding (in millions)	1,509	1,509	1,562	1,562

Basic earnings per common share	$0.40	$0.57	$0.56	$0.63
Diluted earnings per common share	$0.40	$0.57	$0.56	$0.63
Dividends per common share	$0.24	$0.24	$0.20	$0.20

c)   Reconciliation of Canadian GAAP to U.S. GAAP

Net income reconciliation

For the three months ended March 31,	2008	2007
Net income determined in accordance with Canadian GAAP	$861	$987
Net investment income
Bonds excluding other than temporary impairments	631	101
Interest rate related other than temporary impairments	(394)	(74)
Stocks	516	154
Cash flow hedges	11	114
Real estate	(81)	(65)
Other	19	16
	702	246
Deferred acquisition costs, net of amortization	852	344
Value of business acquired, net of amortization	(56)	(47)
Consumer notes fair value adjustment	38	21
Policy liabilities	(1,965)	(750)
Commissions, investment and general expenses	(22)	(7)
Income taxes on above items	190	78
Net income determined in accordance with U.S. GAAP	$600	$872

Manulife Financial Corporation – 2008 Q1 Report

Other comprehensive income reconciliation

For the three months ended March 31,	2008			2007
	Canadian		U.S.	U.S.
	GAAP	Differences	GAAP	GAAP
Net income	$861	$(261)	$600	$872
Other comprehensive income (loss)
Changes in unrealized gains on available-for-sale
financial securities	(572)	(617)	(1,189)	6
Adjustments to net unrealized gains (losses)
Actuarial liabilities	-	287	287	148
Deferred acquisition costs	-	14	14	53
Deferred revenue	-	(4)	(4)	(5)
Value of business acquired	-	33	33	(45)
Changes in gains on derivative investments
designated as cash flow hedges	(75)	166	91	(87)
Additional pension obligation	-	(20)	(20)	(2)
Future income taxes on the above items	163	26	189	(19)
Changes in unrealized currency translation gains
(losses) of self -sustaining operations	958	(320)	638	(349)
Total other comprehensive income (loss)	$474	$(435)	$39	$(300)
Total comprehensive income (loss)	$1,335	$(696)	$639	$572

d)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission.  MFC has guaranteed certain securities issued and to be issued by John Hancock Variable Life Insurance Company and John Hancock Life Insurance Company, and therefore these financial statements are incorporated by reference in the registration statements of MFC and the subsidiaries.

Manulife Financial Corporation – 2008 Q1 Report

Condensed Consolidating Balance Sheets

As at March 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$-	$144	$54,958	$6,923	$115,977	$(76)	$177,926
Investments in unconsolidated
subsidiaries	26,451	11,680	3,283	147	2,090	(43,651)	-
Other assets	834	364	14,631	3,129	33,270	(12,433)	39,795
Separate account assets	-	-	10,880	7,498	142,669	-	161,047
Total assets	$27,285	$12,188	$83,752	$17,697	$294,006	$(56,160)	$378,768

Liabilities and equity
Policy liabilities	$-	$-	$52,388	$6,906	$103,580	$(4,247)	$158,627
Consumer notes	-	-	2,048	-	-	-	2,048
Other liabilities	733	366	7,042	1,101	22,220	(5,478)	25,984
Long-term debt	350	1,231	-	-	1,940	(1,681)	1,840
Liabilities for preferred shares
and capital instruments	344	-	489	-	2,200	-	3,033
Non-controlling interest in
subsidiaries	-	-	-	-	410	(79)	331
Separate account liabilities	-	-	10,880	7,498	142,669	-	161,047
Shareholders' equity	25,858	10,591	10,905	2,192	20,987	(44,675)	25,858
Total liabilities and
equity	$27,285	$12,188	$83,752	$17,697	$294,006	$(56,160)	$378,768

As at March 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$2	$120	$62,693	$7,572	$112,720	$(112)	$182,995
Investments in unconsolidated
subsidiaries	30,439	12,886	3,770	162	2,091	(49,348)	-
Other assets	564	1,015	13,835	3,312	31,303	(12,835)	37,194
Separate account assets	-	-	12,693	9,185	146,501	-	168,379
Total assets	$31,005	$14,021	$92,991	$20,231	$292,615	$(62,295)	$388,568

Liabilities and equity
Policy liabilities	$-	$-	$59,532	$7,458	$99,197	$(3,483)	$162,704
Consumer notes	-	-	2,780	-	-	-	2,780
Other liabilities	1,021	87	5,351	1,084	18,997	(6,543)	19,997
Long-term debt	350	1,347	-	-	1,931	(1,706)	1,922
Liabilities for preferred shares
and capital instruments	344	-	547	-	2,194	-	3,085
Non-controlling interest in
subsidiaries	-	-	-	-	429	(18)	411
Separate account liabilities	-	-	12,693	9,185	146,501	-	168,379
Shareholders' equity	29,290	12,587	12,088	2,504	23,366	(50,545)	29,290
Total liabilities and
equity	$31,005	$14,021	$92,991	$20,231	$292,615	$(62,295)	$388,568

Manulife Financial Corporation – 2008 Q1 Report

Condensed Consolidating Statements of Operations

For the three months ended March 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$570	$16	$2,564	$-	$3,150
Net investment income	1	11	605	73	323	(10)	1,003
Fee income and other revenue	22	14	87	61	1,668	(122)	1,730
Total revenue	$23	$25	$1,262	$150	$4,555	$(132)	$5,883

Policy benefits and expenses
Policyholder benefits	$-	$-	$996	$86	$2,481	$(3)	$3,560
Commissions, investment and general expenses	7	-	134	6	1,089	(100)	1,136
Amortization of deferred acquisition
costs and value of business acquired	-	-	38	15	70	-	123
Other	29	13	78	7	264	(29)	362
Total policy benefits and expenses	$36	$13	$1,246	$114	$3,904	$(132)	$5,181

Income (loss) before income taxes	$(13)	$12	$16	$36	$651	$-	$702
Income tax (expense) recovery	4	(4)	5	(11)	(96)	-	(102)
Income (loss) after income taxes	$(9)	$8	$21	$25	$555	$-	$600
Equity in net income of unconsolidated
subsidiaries	609	59	31	(1)	-	(698)	-
Net income	$600	$67	$52	$24	$555	$(698)	$600

For the three months ended March 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$705	$23	$2,420	$-	$3,148
Net investment income	1	16	906	114	1,795	(18)	2,814
Fee income and other revenue	21	-	107	69	1,606	(92)	1,711
Total revenue	$22	$16	$1,718	$206	$5,821	$(110)	$7,673

Policy benefits and expenses
Policyholder benefits	$-	$-	$1,253	$82	$3,196	$(2)	$4,529
Commissions, investment and general expenses	11	4	122	13	1,088	(80)	1,158
Amortization of deferred acquisition
costs and value of business acquired	-	-	44	21	423	-	488
Other	8	16	102	6	241	(28)	345
Total policy benefits and expenses	$19	$20	$1,521	$122	$4,948	$(110)	$6,520

Income (loss) before income taxes	$3	$(4)	$197	$84	$873	$-	$1,153
Income tax (expense) recovery	(2)	4	(69)	(27)	(187)	-	(281)
Income (loss) after income taxes	$1	$-	$128	$57	$686	$-	$872
Equity in net income of unconsolidated
subsidiaries	871	262	80	1	-	(1,214)	-
Net income	$872	$262	$208	$58	$686	$(1,214)	$872

Manulife Financial Corporation – 2008 Q1 Report

Condensed Consolidating Statements of Cash Flows

For the three months ended March 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$600	$67	$52	$24	$555	$(698)	$600
Adjustments for non-cash items in net income:
Equity in net income of
unconsolidated subsidiaries	(609)	(59)	(31)	1	-	698	-
Increase in actuarial liabilities and
policy related items	-	-	655	23	939	-	1,617
Net realized investment gains and other
investment items	-	-	141	12	1,018	-	1,171
Capitalized amounts net of amortization of deferred
acquisition costs and
value of business acquired	-	-	(10)	(6)	(780)	-	(796)
Amortization of premium/discount	-	-	65	5	2		72
Other amortization	-	(2)	14	2	71	-	85
Future income tax expense (recovery)	(8)	4	12	(5)	(43)	-	(40)
Stock-based compensation	-	-	1	-	9	-	10
Non-controlling interest in subsidiaries	-	-	-	-	6	-	6
Net income (loss) adjusted for non-cash items	$(17)	$10	$899	$56	$1,777	$-	$2,725
Change in other operating
assets and liabilities	(57)	21	(262)	82	(736)	-	(952)
Cash provided by
operating activities	$(74)	$31	$637	$138	$1,041	$-	$1,773

Investing activities
Purchase and mortgage advances	$-	$-	$(2,113)	$(95)	$(8,960)	$-	$(11,168)
Disposals and repayments	-	-	2,449	172	6,878	-	9,499
Changes in investment broker net receivables
and payables	-	-	33	9	74	-	116
Cash provided by (used in)
investing activities	$-	$-	$369	$86	$(2,008)	$-	$(1,553)

Manulife Financial Corporation – 2008 Q1 Report

Condensed Consolidating Statements of Cash Flows (continued)

For the three months ended March 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Increase in securities sold
but not yet purchased	$-	$-	$-	$-	$(50)	$-	$(50)
Dividends paid to parent	1,245	(1,245)	-	-	-	-	-
Repayment of long-term debt	-	-	-	-	(3)	-	(3)
Redemptions in John Hancock Fixed
institutional products	-	-	(1,134)	26	(319)	-	(1,427)
Bank deposits, net	-	-	-	-	555	-	555
Consumer notes redeemed, net	-	-	(198)	-	-	-	(198)
Preferred share dividends	(7)	-	-	-	-	-	(7)
Common share dividends	(359)	-	-	-	-	-	(359)
Notes payable to subsidiary	(248)	-	-	-	-	248	-
Notes receivable from subsidiary	(380)	-	-	-	-	380	-
Notes payable to parent	-	-	-	-	380	(380)	-
Notes receivable from parent	-	-	-	-	248	(248)	-
Notes payable to affiliate	-	-	-	-	(744)	744	-
Notes receivable from affiliate	-	747	2	-	(5)	(744)	-
Funds repaid, net	-	-	-	-	(15)	-	(15)
Purchase and cancellation of common shares	(180)	-	-	-	-	-	(180)
Tax benefit of stock options exercised	-	-	1	-	-	-	1
Common shares issued on exercise of options	14	-	-	-	-	-	14
Preferred shares (redeemed)
issued by a subsidiary	(10)	-	-	-	10	-	-
Cash (used in) provided by
financing activities	$75	$(498)	$(1,329)	$26	$57	$-	$(1,669)
Cash and short-term securities
Increase (decrease) during the period	$1	$(467)	$(323)	$250	$(910)	$-	(1,449)
Currency impact on cash and
short-term securities	-	22	110	4	271	-	407
Balance, January 1	-	585	2,809	80	8,513	-	11,987
Balance, March 31	$1	$140	$2,596	$334	$7,874	$-	$10,945

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$-	$585	$2,950	$112	$8,828	$-	$12,475
Net payments in transit,
included in other liabilities	-	-	(141)	(32)	(315)	-	(488)
Net cash and short-term
securities, January 1	$-	$585	$2,809	$80	$8,513	$-	$11,987

End of period
Gross cash and short-term securities	$1	$140	$2,728	$356	$8,411	$-	$11,636
Net payments in transit,
included in other liabilities	-	-	(132)	(22)	(537)	-	(691)
Net cash and short-term
securities, March 31	$1	$140	$2,596	$334	$7,874	$-	$10,945

Manulife Financial Corporation – 2008 Q1 Report

Condensed Consolidating Statements of Cash Flows

For the three months ended March 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$872	$262	$208	$58	$686	$(1,214)	$872
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(871)	(262)	(80)	(1)	-	1,214	-
Increase in actuarial liabilities and policy
related items	-	-	279	120	1,305	-	1,704
Net realized investment
gains and other investment items	-	-	(29)	(15)	(537)	2	(579)
Capitalized amounts net of amortization of deferred
acquisition costs and
value of business acquired	-	-	(21)	(22)	(253)	-	(296)
Amortization of premium/discount	-	-	79	7	(53)	-	33
Other amortization	-	(2)	17	3	72	-	90
Future income tax expense (recovery)	1	(4)	91	17	74	2	181
Stock-based compensation	-	-	-	-	7	-	7
Non-controlling interest in subsidiaries	-	-	-	-	7	-	7
Net income (loss) adjusted for non-cash items	$2	$(6)	$544	$167	$1,308	$4	$2,019
Change in other operating
assets and liabilities	89	7	(304)	54	(219)	(4)	(377)
Cash provided by
operating activities	$91	$1	$240	$221	$1,089	$-	$1,642

Investing activities
Purchase and mortgage advances	$-	$-	$(2,293)	$(331)	$(9,903)	$-	$(12,527)
Disposals and repayments	-	-	3,199	286	9,061	-	12,546
Changes in investment broker net receivables
and payables	-	-	43	(3)	37	-	77
Cash provided by (used in)
investing activities	$-	$-	$949	$(48)	$(805)	$-	$96

Manulife Financial Corporation – 2008 Q1 Report

Condensed Consolidating Statements of Cash Flows (continued)

For the three months ended March 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Increase in securities sold
but not yet purchased	$-	$-	$-	$-	$179	$-	$179
Issue of long-term debt	-	-	(556)	-	555	-	(1)
Repayment of long-term debt	-	-	-	-	(570)	-	(570)
Redemptions in John Hancock Fixed
institutional products	-	-	(847)	(20)	(197)	-	(1,064)
Bank deposits, net	-	-	-	-	74	-	74
Consumer notes redeemed, net	-	-	(85)	-	-	-	(85)
Preferred share dividends	(7)	-	-	-	(1)	-	(8)
Common share dividends	(310)	-	-	-	-	-	(310)
Notes payable to subsidiary	752	-	-	-	-	(752)	-
Notes receivable from subsidiary	(184)	-	-	-	-	184	-
Notes payable to parent	-	-	-	-	184	(184)	-
Notes receivable from parent	-	-	-	-	(752)	752	-
Notes payable to affiliate	15	-	(4)	-	46	(57)	-
Notes receivable from affiliate	-	-	2	-	(59)	57	-
Funds repaid, net	-	-	-	-	(2)	-	(2)
Purchase and cancellation of common shares	(402)	-	-	-	-	-	(402)
Tax benefit of stock options exercised	-	-	2	-	(1)	-	1
Common shares issued on exercise of options	45	-	-	-	-	-	45
Cash (used in) provided by
financing activities	$(91)	$-	$(1,488)	$(20)	$(544)	$-	$(2,143)
Cash and short-term securities
Increase (decrease) during the period	$-	$1	$(299)	$153	$(260)	$-	$(405)
Currency impact on cash and
short-term securities	-	(1)	(8)	(3)	(53)	-	(65)
Balance, January 1	2	121	651	217	9,393	-	10,384
Balance, March 31	$2	$121	$344	$367	$9,080	$-	$9,914

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$2	$121	$774	$250	$9,807	$-	$10,954
Net payments in transit,
included in other liabilities	-	-	(123)	(33)	(414)	-	(570)
Net cash and short-term
securities, January 1	$2	$121	$651	$217	$9,393	$-	$10,384

End of period
Gross cash and short-term securities	$2	$121	$493	$398	$9,603	$-	$10,617
Net payments in transit,
included in other liabilities	-	-	(149)	(31)	(523)	-	(703)
Net cash and short-term
securities, March 31	$2	$121	$344	$367	$9,080	$-	$9,914

Manulife Financial Corporation – 2008 Q1 Report

e)	U.S. GAAP Accounting Policy Changes

Fair value option

In February 2007, the FASB issued Statement of Financial Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings.  Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.

On January 1, 2008, the Company elected to adopt SFAS 159, for certain previously AFS bonds which back certain actuarial liabilities to participating policyholders. The actuarial liabilities in these products are marked to market through earnings based on fluctuations in the fair value of the underlying bonds. The adoption of SFAS 159 resulted in an adjustment to retained earnings of $4, net of tax as of January 1, 2008.

Fair value measurements

FASB’s Statement of Financial Standards No. 157, “Fair Value Measurements” (“SFAS 157”), establishes a framework for the measurement and disclosure of fair value under U.S. GAAP. SFAS 157 was effective for the Company’s financial statements on January 1, 2008. No adjustments to opening retained earnings were required by the Company on adoption.  The impact of changing valuation methods to comply with SFAS 157 resulted in adjustments to actuarial liabilities, which were recorded as an increase in net income of $68, net of tax, as at January 1, 2008.

N O T E 13                                Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Manulife Financial Corporation – 2008 Q1 Report

STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2008	2007
	Q1	Q4	Q3	Q2	Q1
Net income	$861	$1,074	$1,069	$1,099	$987
(Loss) income attributed to participating policyholders	(8)	(70)	(1)	(3)	1
Net income attributed to shareholders	$869	$1,144	$1,070	$1,102	$986
Preferred share dividends	(7)	(8)	(7)	(7)	(8)
Net income available to common shareholders	$862	$1,136	$1,063	$1,095	$978

Premiums and deposits:
Life and health insurance premiums	$3,679	$3,795	$3,637	$3,692	$3,674
Annuity and pension premiums	1,321	1,504	1,245	1,140	1,057
Segregated fund deposits	9,197	9,043	8,888	8,545	10,751
Mutual fund deposits	2,812	2,291	2,304	2,305	2,468
ASO premium equivalents	633	630	582	584	577
Other fund deposits	136	151	141	172	262
Total premiums and deposits	$17,778	$17,414	$16,797	$16,438	$18,789

Funds under management:
General fund	$165,661	$161,300	$159,170	$163,675	$174,215
Segregated funds	174,637	174,981	174,492	176,846	178,792
Mutual funds	32,146	32,948	36,185	38,810	40,383
Other funds	27,694	27,119	29,506	31,240	33,321
Total funds under management	$400,138	$396,348	$399,353	$410,571	$426,711

Capitalization:

Liabilities for preferred shares and capital instruments	$3,029	$3,010	$3,014	$3,046	$3,088
Non-controlling interest in subsidiaries	162	146	202	202	207
Equity
Participating policyholders' equity	74	82	152	153	156
Shareholders' equity
Preferred shares	638	638	638	638	638
Common shares	13,972	14,000	14,004	14,043	14,207
Contributed surplus	148	140	133	130	125
Retained earnings	14,756	14,388	13,710	13,632	13,539
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(4,353)	(4,877)	(4,595)	(3,224)	(1,473)
Total capital	$28,426	$27,527	$27,258	$28,620	$30,487

Selected key performance measures:
Basic earnings per common share	$0.57	$0.76	$0.70	$0.72	$0.63
Diluted earnings per common share	$0.57	$0.75	$0.70	$0.71	$0.63
Return on common shareholders' equity (annualized) [1]	15.1%	20.5%	18.9%	18.5%	16.1%
Book value per common share	$16.33	$15.73	$15.48	$16.21	$17.15
Market value to book value ratio	2.41	2.58	2.65	2.46	2.31
Market capitalization ($ billions)	58.8	60.9	61.6	60.5	61.1
Common shares outstanding (in millions)
End of period	1,497	1,501	1,502	1,519	1,539
Weighted average - basic	1,498	1,502	1,511	1,532	1,546
Weighted average - diluted	1,509	1,515	1,525	1,546	1,562

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2008 Q1 Report

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel:  (416) 926 - 3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel:  1-800-795-9767
Fax: (416) 926-3503
e-mail:  investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends  (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax:    1-877-713-9291
e-mail:  inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA  15252-8015 U.S.A.
Tel:  1-800-249-7702
e-mail : shrrelations@bnymellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2862–8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel:  (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
www.manulife.com

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

·	Corporate Governance material

Manulife Financial Corporation – 2008 Q1 Report

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth.  As at March 31, 2008, Manulife Financial had total capital of Cdn $28.4 billion, including Cdn $24.5 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best                                                                A++           (1st of 15 categories)
Dominion Bond Rating Service                            IC-1           (1st of   5 categories)
FitchRatings                                                           AA+          (2nd of  9 categories)
Moody’s                                                                 Aa1            (2nd of  9 categories)
Standard & Poor’s                                                AAA          (1st of  8 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at March 31, 2008, there were 1,497 million common shares outstanding.
January 1 – March 31, 2008	Toronto	New York	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$40.65	$40.98	$317	P 1620
Low	$33.77	$33.44	$260	P 1400
Close	$39.29	$37.98	$288	P 1450
Average Daily Volume (000)	3,379	1,582	58	1

Manulife Financial Corporation – 2008 Q1 Report

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

To view, download and/or save the materials you will require access to an Internet service provider and a personal computer with Adobe Acrobat Reader™ and either Netscape Navigator™ or Microsoft Internet Explorer™ installed.

……………………………………………………….…..……… Detach Here …….………………………………………………………......

To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.
The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

______________________________________

Shareholder Name

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Contact Phone Number

______________________________________
Shareholder email Address

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Shareholder Signature

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Date

Manulife Financial Corporation – 2008 Q1 Report